



BLACK SANDS
ENTERTAINMENT



PROBLEM/*OPPORTUNITY*

Hollywood has not invested in African history in the last thirty-five years. This has starved the black community of impactful content about their history.

We tell these important stories, to this important, under-served demographic to teach, entertain and inspire.



VALUE PROPOSITION

Solution



Highly engaging, animated and inspiring AA content/stories delivered seamlessly with BSE mobile & web apps. / publishing platform



How



Senior level animation directors from Pixar, Disney, and Bron, we guarantee the best quality.



Expertise



We have the most popular independent comic series in the nation with Black Sands, the Seven Kingdoms with over 60,000 copies sold, outselling industry titles like Luke Cage.



UNDERLYING **TRACTION**
WHY BLACK SANDS?

Our accomplishments include the following:

- 60,000 units sold
- Over 240,000 followers across multiple social media platforms.
- $140,000 raised from Kickstarter across four campaigns.
- Successfully published over five books a year versus the indie average rate of 1.5.
- Generated $700,000 in revenue over the course of 2.5 years.

ZERO debt.



APP BUSINESS MODEL

STATIC

Freemium to premium model with a monthly subscription starting at 14.99 and microtransactions.

VOLATILE

Licensing and merchandising of our core productions for maximized profits.



GO-TO-MARKET
STRATEGY



Distribution App
Comics distribution App for Android and IOS with microtransactions.





Marketing
Use black anime and comedian influencers to promote the app.





Popularity
Win multiple awards with our content in film festivals and competitions.



BLACK SANDS
ENTERTAINMENT

COMPETITIVE
ANALYSIS



Strengths
- high budget productions

Weakness
- Risk Adverse
- Over-Saturated (down trending)

NETFLIX

Strengths
- Massive content creator

Weakness
- No identity or target audience.
- Weak IPs



Strengths
- Compelling characters.

Weakness
- Massive lack in diversity.
- Undervalues new fan bases.



Strengths
- Focus heavily on minority content, they don't.
- Boldly envision cultural history, they don't.
- Building an audience and algorithm that amplifies minority content developers, they won't.







MANAGEMENT TEAM



Manuel Godoy

Founder
Content Developer
Influencer

Award-winning author of multiple series. Social media influencer with millions of impressions a month.



Teunis de Raat

Head of Studio
25 year industry veteran
High ranking senior executive

Manages the animation properties of the company. Expert in licensing and merchandising for intellectual properties.



Geiszel Godoy

Co-Founder
Children's lit author
Educator

Writer of the children's books in the company and manager of logistics. Plays a vital role in outreach and government contracts.



ANIMATION
BEST CASE
PROJECTIONS &
KEY METRICS

A moderate
estimate on the
success of the
fully realized show
in 2023

Assuming we can gain 10% of the
revenue generated from Black Panther

2.5M
Streaming Fees
Distribution

80%
Book Sales
increase

25M
licensing &
Merchandise

3M
Views per
episode

This slide is based on where we would like to be and is not guaranteed



Assuming 3% of all users are subscribers and 5% spend money in our app.

REVENUE = 1.2 Million Monthly + 5 Million in transactions yearly.

APPLICATION
BEST CASE
PROJECTIONS &
KEY METRICS

This is where our application audience and content will be in the year 2023 assuming the best possible outcome.

1000
Episodes of Content

3%
Subscribers

4M
USERS

5%
CONVERSION RATE

This slide is based on where we would like to be and is not guaranteed



BLACK SANDS
ENTERTAINMENT



Preseed Raising Capital
Succesfully raised $480,000 for 10%

January 2020

CURRENT
STATUS



Seed Round
Raise $590,000 for 5% of the company

September 2020



Series A+ Round
Raise 30+ million for full animation.

November 2020



THANK *YOU*